UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 11, 2015 (December 11, 2015)

THE DOW CHEMICAL COMPANY

(Exact name of registrant as specified in its charter)

Delaware	001-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2030 Dow Center, Midland, Michigan	48674
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (989) 636-1000

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On December 11, 2015, The Dow Chemical Company (“TDCC”) and E. I. du Pont de Nemours and Company (“DuPont”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which TDCC and DuPont have agreed, subject to the terms and conditions of the Merger Agreement, to effect an all-stock, merger of equals strategic combination of their respective businesses by: (i) forming Diamond-Orion HoldCo, Inc., a corporation, organized under the laws of the State of Delaware and jointly owned by TDCC and DuPont (“HoldCo”), (ii) TDCC merging with a newly formed, wholly owned direct subsidiary of HoldCo, with TDCC surviving such merger as a direct wholly owned subsidiary of HoldCo (the “TDCC Merger”), (iii) DuPont merging with a newly formed, wholly owned direct subsidiary of HoldCo, with DuPont surviving such merger as a direct, wholly owned subsidiary of HoldCo (the “DuPont Merger” and, together with the TDCC Merger, the “Mergers”), and (iv) as of the effective time of the Mergers (the “Effective Time”), changing the name of HoldCo to be “DowDuPont”. Following the consummation of the Mergers, TDCC and DuPont intend to pursue, subject to the receipt of approval by the board of directors of HoldCo, the separation of the combined company’s agriculture business, specialty business and material sciences business through one or more tax-efficient transactions.

The board of directors of each of TDCC and DuPont has unanimously approved the Merger Agreement and the transactions contemplated thereby.

Merger Consideration

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, each share of common stock, par value $2.50 per share, of TDCC (the “TDCC Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any shares of TDCC that are held in treasury) will be converted into the right to receive one share of common stock, par value $0.01 per share, of HoldCo (the “HoldCo Common Stock”), and each share of Cumulative Convertible Perpetual Preferred Stock, Series A, par value $1.00 per share, of TDCC (the “TDCC Preferred”) issued and outstanding immediately prior to the Effective Time will be automatically canceled and each holder of shares of TDCC Preferred will be deemed to hold the same number of shares of preferred stock of HoldCo on equivalent terms.

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, each share of common stock, par value $0.30, of DuPont (the “DuPont Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any shares of DuPont Common Stock that are held in treasury) will be converted into the right to receive 1.2820 shares of HoldCo Common Stock per share of DuPont Common Stock, and each share of DuPont Preferred Stock—$4.50 Series and DuPont Preferred Stock—$3.50 Series, in each case issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and be unaffected by the Mergers. The aforementioned 1.2820 exchange ratio set forth in the Merger Agreement will result in TDCC common stockholders and DuPont common stockholders each owning approximately 50% of the outstanding shares of HoldCo Common Stock following the Effective Time.

The Merger Agreement provides that, at the Effective Time, the TDCC stock options and other equity awards and the DuPont stock options and other equity awards generally will automatically convert into stock options and equity awards with respect to HoldCo Common Stock, on the same terms and conditions under the applicable plans and award agreements immediately prior to the Effective Time and, in the case of DuPont stock options and equity awards, after giving effect to the exchange ratio and appropriate adjustments to reflect the consummation of the Mergers.

Registration and Listing of HoldCo Common Stock

TDCC and DuPont will prepare and will cause HoldCo to file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 in connection with the issuance of shares of HoldCo Common Stock in the Mergers (the “Form S-4”), which will include as a prospectus a joint proxy statement relating to the TDCC stockholders meeting to adopt the Merger Agreement and the DuPont stockholders meeting to adopt the Merger Agreement (the “Joint Proxy Statement”). TDCC, DuPont and HoldCo have agreed to use reasonable best efforts to have the Form S-4 declared effective as promptly as practicable after filing.

After the Effective Time, HoldCo Common Stock will be listed on the New York Stock Exchange.

Governance

Under the terms of the Merger Agreement, as of the Effective Time, HoldCo will have dual headquarters in Midland, Michigan (which will also be the principal executive offices of TDCC as the surviving corporation of the TDCC Merger) and Wilmington, Delaware (which will also be the principal executive offices of DuPont as the surviving corporation of the DuPont Merger).

Under the terms of the Merger Agreement, as of the Effective Time, (i) Mr. Andrew N. Liveris, the current President, Chairman and Chief Executive Officer of TDCC, will become the Executive Chairman of HoldCo and (ii) Mr. Edward D. Breen, the current Chair and Chief Executive Officer of DuPont, will become Chief Executive Officer of HoldCo. The Executive Chairman and the Chief Executive Officer shall have the respective responsibilities as set forth in the Merger Agreement and the Bylaws of HoldCo.

HoldCo will have a Board of Directors consisting initially of sixteen directors, (i) eight of whom will be persons designated by TDCC from the directors of TDCC serving prior to the Effective Time, one of whom will be Mr. Liveris and one of whom will be the Independent Lead Director of TDCC and (ii) eight of whom will be persons designated by DuPont from the directors of DuPont serving prior to the Effective Time, one of whom will be Mr. Breen and one of whom will be the Independent Lead Director of DuPont. The Independent Lead Directors of each of TDCC and DuPont will serve as co-Lead Directors of the HoldCo Board of Directors. In addition, under the terms of the Merger Agreement, each of the directors of HoldCo other than Mr. Liveris and Mr. Breen must qualify as independent under the listing standards of the New York Stock Exchange.

At the Effective Time, the Board of Directors of HoldCo will establish three committees of the Board of Directors (the “Advisory Committees”) to generally oversee the business and affairs of each of HoldCo’s agricultural business, material sciences business and specialty products business. The Advisory Committee overseeing the agricultural business of HoldCo will be comprised of (i) members of the HoldCo Board of Directors who were designated by the Board of Directors of DuPont, (ii) the Executive Chairman of the Board of Directors of HoldCo, (iii) the Chief Executive Officer of HoldCo, and (iv) former members of the Board of Directors of DuPont who are not members of the Board of Directors of HoldCo and who will serve in an ex officio capacity. The Advisory Committee overseeing the material sciences business of HoldCo will be comprised of (i) members of the HoldCo Board of Directors who were designated by the Board of Directors of TDCC, (ii) the Executive Chairman of the Board of Directors of HoldCo, (iii) the Chief Executive Officer of HoldCo, and (iv) former members of the Board of Directors of TDCC who are not members of the Board of Directors of HoldCo and who will serve in an ex officio capacity. The Advisory Committee overseeing the specialty products business will be comprised of (i) the Executive Chairman of the Board of Directors of HoldCo, (ii) the Chief Executive Officer of HoldCo, and (iii) members of the HoldCo Board of Directors as may be agreed on by the Executive Chairman and the Chief Executive Officer.

Conditions to the Mergers

The completion of the Mergers is subject to the satisfaction or waiver of certain conditions, including (i) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of TDCC Common Stock entitled to vote thereon; (ii) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of all outstanding shares of DuPont Common Stock entitled to vote thereon; (iii) the receipt of certain domestic and foreign approvals under competition laws; (iv) TDCC and DuPont reasonably determining that the TDCC Merger and the DuPont Merger do not constitute an acquisition of a 50% or greater interest in TDCC and DuPont, respectively, under the principles of Section 355(e) of the Internal Revenue Code; (v) the absence of governmental restraints or prohibitions preventing the consummation of either of the Mergers; (vi) the effectiveness of the Form S-4 and absence of any stop order or proceedings by the SEC; and (vii) the approval of the shares of HoldCo Common Stock to be issued in the Merger for listing on the NYSE. The obligation of each of TDCC and DuPont to consummate the Mergers is also conditioned on, among other things, the receipt of a tax opinion from tax counsel as to the tax-free nature of each of the Mergers, and the truth and correctness of the representations and warranties made by the other party as of the closing date (subject to certain “materiality” and “material adverse effect” qualifiers).

Certain Other Terms of the Merger Agreement

The Merger Agreement contains mutual customary representations and warranties made by each of TDCC and DuPont, and also contains mutual customary pre-closing covenants, including covenants, among others, (i) to operate its businesses in the ordinary course consistent with past practice and to refrain from taking certain actions without the other party’s consent, (ii) not to solicit, initiate, knowingly encourage or knowingly take any other action designed to facilitate, and, subject to certain exceptions, not to participate in any discussions or negotiations, or cooperate in any way with respect to, any inquiries or the making of, any proposal of an alternative transaction, (iii) subject to certain exceptions, not to withdraw, qualify or modify the support of its Board of Directors for the Merger Agreement and the TDCC Merger or DuPont Merger, as applicable, and (iv) to use their respective reasonable best efforts to obtain governmental, regulatory and third party approvals, including by agreeing to any required divestiture of assets or business. In addition, the Merger Agreement contains covenants that require each of TDCC and DuPont to call and hold a special stockholder meeting and, subject to certain exceptions, require each of the Board of Directors of TDCC and DuPont to recommend to its stockholders to approve the Mergers and adopt the Merger Agreement.

The Merger Agreement contains certain termination rights for each of TDCC and DuPont, including in the event that (i) the Mergers are not consummated on or before March 15, 2017, subject to each party having the right to unilaterally extend the terminate date of the Merger Agreement until June 15, 2017 (the “Outside Date”) in the event that the regulatory closing conditions have not been satisfied, (ii) the approval of the Mergers and the adoption of the Merger Agreement by the stockholders of TDCC or the stockholders of DuPont is not obtained at the respective stockholder meetings or (iii) if any restraint having the effect of preventing the consummation of the TDCC Merger or the DuPont Merger shall have become final and nonappealable or if any governmental entity that must grant a requisite regulatory approval has denied approval of the TDCC Merger or the DuPont Merger. In addition, TDCC and DuPont can each terminate the Merger Agreement prior to the stockholder meeting of the other party if, among other things, the other party’s Board of Directors has changed its recommendation that its stockholders approve the TDCC Merger or the DuPont Merger, as applicable, and adopt the Merger Agreement, or has failed to make or reaffirm such recommendation in certain circumstances.

The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including (i) a change in the recommendation of the Board of Directors of TDCC or DuPont or (ii) a termination of the Merger Agreement by TDCC or DuPont, because of a failure of the stockholders of the other party to adopt the Merger Agreement at the stockholder meeting, a material breach by the other party or because the Mergers are not consummated by the Outside Date, in each case set forth in this clause (ii) at a time when there was an offer or proposal for an alternative transaction with respect to such party and such party enters into or consummates an alternative transaction within 12 months following such date of termination, TDCC or DuPont, as the case may be, will pay to the other party a termination fee equal to $1.9 billion in cash.

The foregoing description of the Merger Agreement is qualified in its entirety to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about TDCC or DuPont. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by each of TDCC and DuPont in connection with the signing of the Merger Agreement. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between TDCC and DuPont rather than establishing matters as facts and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement). Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about TDCC or DuPont.

Item 8.01	Other Events

On December 11, 2015, TDCC and DuPont jointly issued a press release in connection with the Mergers. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of December 11, 2015, by and among The Dow Chemical Company, E. I. du Pont de Nemours and Company, Diamond Merger Sub, Inc., Orion Merger Sub, Inc. and Diamond-Orion HoldCo, Inc.†

99.1	Press Release, dated December 11, 2015, jointly issued by The Dow Chemical Company and E. I. du Pont de Nemours and Company.

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. TDCC hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Dow and DuPont will cause Diamond-Orion HoldCo to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19890
Attention: Investor Relations	Attention: Investor Relations:
+1 989-636-1463	+1 302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DOW CHEMICAL COMPANY

By:	/s/ Amy E. Wilson
	Name:	Amy E. Wilson
	Title:	Corporate Secretary and Assistant General Counsel

Date: December 11, 2015

THE DOW CHEMICAL COMPANY

Exhibit Index

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of December 11, 2015, by and among The Dow Chemical Company, E. I. du Pont de Nemours and Company, Diamond Merger Sub, Inc., Orion Merger Sub, Inc. and Diamond-Orion HoldCo, Inc.†

99.1	Press Release, dated December 11, 2015, jointly issued by The Dow Chemical Company and E. I. du Pont de Nemours and Company.

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. TDCC hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.